5 1 NYSE 0001103179 5fxsh#pj Director Spherion Corporation 914536 36-3536544 12/31/01 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Morrison, J Ian (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/01 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) Director 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
 Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
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 ------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
 11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
 Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
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     --------------------- Deferred Stock Units Common Stock 1,071.0000 1,071.0000 D Direct Deferred Stock Units 07/01/01
  Common Stock 2,235.0000 2,235.0000 D Direct (1) Non-Qualified Stock Option 04/09/01 Common Stock 16,738.0000 16,738.0000 D
  Direct (Right to buy) (2) Non-Qualified Stock Option 07/01/01 Common Stock 5,000.0000 5,000.0000 D Direct (Right to buy) (3) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D
  Direct (Right to buy) Non-Qualified Stock Option Common Stock 8,000.0000 8,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy)
 Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D
  Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy)
 Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D
  Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy) Explanation of
 Responses: (1) Deferred Stock Units (DSUs) awarded on 7/1/2001 will vest 100% on 7/1/2002. (2) Non-Qualified stock options granted 4/9/01 are exercisable 100% on 4/9/2001. (3) Non-Qualified stock options granted 7/1/01 are exercisable 100% on
                            7/1/2002.
   Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
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   --------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
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------------------------ Common Stock 6,134.0000 D Direct Common
                    Stock 2,000.0000 I by IRA
 Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ---------------------
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    ---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
    6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or
    Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
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  ------------- Deferred Stock Units $0.0000 07/03/01 07/03/10
 Deferred Stock Units $0.0000 07/01/01 (1) A 2,235.0000 07/01/02
   07/01/11 Non-Qualified Stock Option $7.0800 04/09/01 (2) A
16,738.0000 07/09/01 04/09/11 (Right to buy) Non-Qualified Stock
Option $8.9500 07/01/01 (3) A 5,000.0000 07/01/02 07/01/11 (Right
  to buy) Non-Qualified Stock Option $10.0000 01/27/95 01/27/04
   (Right to buy) Non-Qualified Stock Option $12.0000 05/11/96 05/11/05 (Right to buy) Non-Qualified Stock Option $14.4375 04/30/96 04/30/05 (Right to buy) Non-Qualified Stock Option
  $19.2500 05/06/00 05/06/09 (Right to buy) Non-Qualified Stock Option $19.3750 04/30/98 04/30/97 (Right to buy) Non-Qualified
   Stock Option $19.9375 05/23/01 05/23/10 (Right to buy) Non-
Qualified Stock Option $21.6875 04/30/97 04/30/06 (Right to buy)
 Non-Qualified Stock Option $31.0000 05/07/99 05/07/08 (Right to
                              buy)

SIGNATURE OF REPORTING PERSON /S/ Morrison, J Ian DATE